SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

September, 2013

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 13 No. 36-24

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

Exhibits

Exhibit 5.1 - Opinion of Shearman & Sterling LLP, special New York counsel to the Company, regarding the validity of the securities.

Exhibit 5.2 - Opinion of prietocarrizosa, special Colombian counsel to the Company, regarding the validity of the securities.

Exhibit 23.1 - Consent of Shearman & Sterling LLP (included in Exhibit 5.1 above).

Exhibit 23.2 - Consent of prietocarrizosa (included in Exhibit 5.2 above).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 18, 2013

Ecopetrol S.A.

By:	/s/ Alberto Vargas Peñalosa
Name:	Alberto Vargas Peñalosa
Title:	Acting Chief Financial Officer